EXHIBIT 12.1

Noble Energy, Inc.
Calculation of Ratio of Earnings to Fixed Charges
	Six Months Ended June 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
(millions)
(Loss) Income From Continuing Operations Before Income Tax, Non-controlling Interests and Income From Equity Investees	$(2,380)	$(1,887)	$(2,309)	$1,540	$1,138	$1,170
Add (Deduct)
Fixed Charges	217	440	435	349	296	288
Capitalized Interest	(23)	(84)	(144)	(116)	(121)	(151)
Distributed Income From Equity Investees	28	83	77	226	204	204
(Loss) Earnings as Defined	$(2,158)	$(1,448)	$(1,941)	$1,999	$1,517	$1,511

Net Interest Expense	183	328	263	210	158	125
Capitalized Interest	23	84	144	116	121	151
Interest Portion of Rental Expense	11	28	28	23	17	12
Fixed Charges as Defined	$217	$440	$435	$349	$296	$288

Ratio of Earnings to Fixed Charges	—	—	—	5.7	5.1	5.2

Amount by Which Earnings Were Insufficient to Cover Fixed Charges	$2,375	$1,888	$2,376	$—	$—	$—